Exhibit 99.1

FOR IMMEDIATE RELEASE	Wednesday, January 28, 2009
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.)

CELESTICA ANNOUNCES FOURTH QUARTER AND FY2008 FINANCIAL RESULTS

Fourth Quarter Summary

•                  Revenue of $1,935 million, compared to $2,211 million for the same period last year

•                  GAAP loss of ($822.2) million or ($3.58) per share, including an ($850.5) million or ($3.71) per share charge resulting from the write-off of all goodwill, compared to a loss of ($11.7) million or ($0.05) per share last year

•                  Adjusted net earnings of $0.26 per share including a $0.07 per share benefit resulting from a lower adjusted tax rate, compared to adjusted net earnings of $0.16 per share last year

•                  Operating margin of 3.2% compared to 2.7% last year

•                  Gross margin of 7.3% compared to 6.0% last year

•                  First quarter of 2009 revenue guidance of $1.4 billion - $1.6 billion, adjusted net earnings per share of $0.07 - $0.13

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the fourth quarter and fiscal year ended December 31, 2008.

Revenue was $1,935 million compared to $2,211 million in the fourth quarter of 2007. Net loss on a GAAP basis for the fourth quarter was ($822.2) million or ($3.58) per share, compared to a GAAP net loss of ($11.7) million or ($0.05) per share for the same period last year.  The GAAP loss in the fourth quarter of 2008 was primarily a result of the write-off of the company’s remaining goodwill.

During the fourth quarter of 2008, the company performed its annual goodwill impairment test which resulted in the decision to write off the $850.5 million of goodwill on the company’s balance sheet. The goodwill write-off is non-cash in nature and does not affect liquidity, cash flows from operating activities, or compliance with debt covenants.  The goodwill write-off is not deductible for income tax purposes and, therefore, the company has not recorded a corresponding tax benefit in 2008. (Additional detail on the impairment can be found in note 5(b) of the financial statements attached to this release).

Adjusted net earnings for the quarter were $59.1 million or $0.26 per share, including a $15.5 million or $0.07 per share benefit associated with a lower adjusted tax rate. These results compared to adjusted net earnings of $37.2 million or $0.16 per share for the same period last year. Adjusted net earnings is defined as net earnings before other charges, amortization of intangible assets, integration costs related to acquisitions, option expense, and gains or losses on the repurchase of shares and debt, net of tax and significant deferred tax write-offs or recovery (detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release).

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These revenue and adjusted net earnings results compare with the company’s guidance for the fourth quarter, announced on October 23, 2008, of revenue of $1.75 billion to $2.0 billion and adjusted net earnings per share of $0.16 to $0.24.

For 2008, revenue was $7,678 million compared to $8,070 million for 2007. Net loss on a GAAP basis was ($720.5) million or ($3.14) per share compared to GAAP net loss of ($13.7) million or ($0.06) per share last year. Adjusted net earnings for 2008 were $187.7 million or $0.82 per share compared to adjusted net earnings of $62.3 million or $0.27 per share in 2007.

“Despite the significant turmoil in the global economic environment, Celestica delivered strong operating results in the fourth quarter and throughout the year,” said Craig Muhlhauser, President and Chief Executive Officer, Celestica. “We had four positive quarters and generated full year gross margins of 7% and had operating margins of 3%.  During the year, we generated free cash flow of $127 million and finished 2008 with a very strong balance sheet.

“While our operations performed very well in 2008, the current uncertain economic backdrop, combined with end-market weakness which accelerated in the fourth quarter, resulted in our decision to write-off our remaining goodwill. While end-market volatility is expected to continue throughout 2009, Celestica will remain focused on pursuing profitable revenue opportunities, while continuing to improve working capital efficiency, operating margins and free cash flow.”

First Quarter Outlook

For the first quarter ending March 31, 2009, the company anticipates revenue to be in the range of $1.4 billion to $1.6 billion, and adjusted net earnings per share to range from $0.07 to $0.13.

First Quarter Webcast

Management will host its quarterly results conference call today at 4:15 p.m. Eastern. The webcast can be accessed at www.celestica.com.

Supplementary Information

In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica also provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of restructuring activities, acquisitions made by the company, fair value accounting for stock options and securities repurchases, management believes adjusted net earnings are a useful measure for the company as well as its investors to facilitate period-to-period operating comparisons and allow the comparison of operating results with its competitors in the U.S. and Asia. Excluded from adjusted net earnings are the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt and the related income tax effect of these adjustments, and any significant deferred tax write-offs or recovery.  The company also excludes some recurring charges such as restructuring costs, option expense, the amortization of intangible assets, and the related income tax effect of these adjustments.  The term adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.  Adjusted net earnings are not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings to Canadian GAAP net earnings (loss) below.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com.

The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial and or operational results, and our financial or operational performance.  Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:  the effects of price competition and other business and competitive factors generally affecting the EMS industry, including changes in the trend for outsourcing; our dependence on a limited number of customers; the challenges of effectively managing our operations during uncertain economic conditions, including significant changes in demand from our largest customers as a result of the impact of the global economic crisis and capital market weakness; variability of operating results among periods; the challenge of managing our financial exposures to foreign currency fluctuations; the challenge of managing volatile energy prices; the challenge of responding to lower-than-expected customer demand; our inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with major restructuring activities; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; and the delays in the delivery and/or general availability of various components used in our manufacturing process.  These and other risks and uncertainties, as well as other information related to the company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes.

As of its date, this press release contains any material information associated with the company’s financial results for the fourth quarter ended December 31, 2008 and revenue and adjusted net earnings guidance for the first quarter ending March 31, 2009.  Revenue and earnings guidance is reviewed by the company’s board of directors.  Our revenue and earnings guidance is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the Company. The material assumptions may include assumptions regarding the following: forecasts from our customers, which range from 30 to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above.  It is Celestica’s policy that revenue and earnings guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:

Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

RECONCILIATION OF GAAP TO ADJUSTED NET EARNINGS

(in millions of U.S. dollars)	2007			2008
Three months ended December 31	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$2,210.5	$—	$2,210.5	$1,935.4	$—	$1,935.4
Cost of sales (1)	2,078.5	(1.7)	2,076.8	1,794.8	(0.6)	1,794.2
Gross profit	132.0	1.7	133.7	140.6	0.6	141.2
SG&A (1)	75.6	(1.0)	74.6	80.0	(1.0)	79.0
Amortization of intangible assets	5.1	(5.1)	—	3.3	(3.3)	—
Other charges	39.2	(39.2)	—	861.9	(861.9)	—
Operating earnings (loss) - EBIAT	12.1	47.0	59.1	(804.6)	866.8	62.2
Interest expense, net	9.5	—	9.5	13.7	—	13.7
Net earnings (loss) before tax	2.6	47.0	49.6	(818.3)	866.8	48.5
Income tax expense (recovery)	14.3	(1.9)	12.4	3.9	(14.5)	(10.6)
Net earnings (loss)	$(11.7)	$48.9	$37.2	$(822.2)	$881.3	$59.1

W.A. # of shares (in millions) - diluted	229.1		229.2	229.4		229.4
Earnings (loss) per share - diluted	$(0.05)		$0.16	$(3.58)		$0.26

	2007			2008
Year ended December 31	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$8,070.4	$—	$8,070.4	$7,678.2	$—	$7,678.2
Cost of sales (1)	7,648.0	(4.6)	7,643.4	7,147.1	(2.9)	7,144.2
Gross profit	422.4	4.6	427.0	531.1	2.9	534.0
SG&A (1)	295.1	(2.4)	292.7	303.8	(3.7)	300.1
Amortization of intangible assets	21.3	(21.3)	—	15.1	(15.1)	—
Integration costs relating to acquisitions	0.1	(0.1)	—	—	—	—
Other charges	47.6	(47.6)	—	885.2	(885.2)	—
Operating earnings (loss) - EBIAT	58.3	76.0	134.3	(673.0)	906.9	233.9
Interest expense, net	51.2	—	51.2	42.5	—	42.5
Net earnings (loss) before tax	7.1	76.0	83.1	(715.5)	906.9	191.4
Income tax expense	20.8	—	20.8	5.0	(1.3)	3.7
Net earnings (loss)	$(13.7)	$76.0	$62.3	$(720.5)	$908.2	$187.7

W.A. # of shares (in millions) - diluted	228.9		229.0	229.3		229.6
Earnings (loss) per share - diluted	$(0.06)		$0.27	$(3.14)		$0.82

(1)  Non - cash option expense included in cost of sales and SG&A is added back for adjusted net earnings

GUIDANCE SUMMARY

	4Q 08 Guidance	4Q 08 Actual	1Q 09 Guidance (2)
Revenue	$1.75B - $2.0B	$1.9B	$1.4B - $1.6B
Adjusted net EPS	$0.16 - $0.24	$0.26	$0.07 - $0.13

(2) Guidance for the first quarter is provided only on an adjusted net earnings basis.  This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	December 31	December 31
	2007	2008
		(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 9)	$1,116.7	$1,201.0
Accounts receivable (note 13(c))	941.2	1,074.0
Inventories (note 2(i))	791.9	787.4
Prepaid and other assets (note 10(i))	126.2	87.1
Income taxes recoverable	19.8	14.1
Deferred income taxes	3.8	8.2
	2,999.6	3,171.8
Property, plant and equipment (note 2(b))	466.0	467.5
Goodwill from business combinations (note 5(b))	850.5	—
Intangible assets	35.2	20.1
Other long-term assets (note 10(ii))	119.2	126.8
	$4,470.5	$3,786.2

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,029.8	$1,090.6
Accrued liabilities (notes 5 and 10(i))	402.6	463.1
Income taxes payable	14.0	13.5
Deferred income taxes	—	0.2
Current portion of long-term debt (note 3)	0.2	1.0
	1,446.6	1,568.4
Long-term debt (note 3)	758.3	732.1
Accrued pension and post-employment benefits	70.4	63.2
Deferred income taxes	63.3	47.2
Other long-term liabilities	13.7	9.8
	2,352.3	2,420.7
Shareholders’ equity (note 11):
Capital stock	3,585.2	3,588.5
Warrants	3.1	—
Contributed surplus	190.3	204.4
Deficit	(1,716.3)	(2,436.8)
Accumulated other comprehensive income	55.9	9.4
	2,118.2	1,365.5
	$4,470.5	$3,786.2

Guarantees and contingencies (note 12)

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2007 annual consolidated financial statements.

 CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Three months ended December 31		Year ended December 31
	2007	2008	2007	2008
	(unaudited)	(unaudited)		(unaudited)

Revenue	$2,210.5	$1,935.4	$8,070.4	$7,678.2
Cost of sales	2,078.5	1,794.8	7,648.0	7,147.1
Gross profit	132.0	140.6	422.4	531.1
Selling, general and administrative expenses (note 4)	75.6	80.0	295.1	303.8
Amortization of intangible assets	5.1	3.3	21.3	15.1
Integration costs related to acquisitions	—	—	0.1	—
Other charges (note 5)	39.2	861.9	47.6	885.2
Interest on long-term debt	16.6	15.5	66.4	57.8
Interest income, net of interest expense	(7.1)	(1.8)	(15.2)	(15.3)
Earnings (loss) before income taxes	2.6	(818.3)	7.1	(715.5)
Income tax expense (recovery):
Current	23.4	13.3	14.4	18.4
Deferred	(9.1)	(9.4)	6.4	(13.4)
	14.3	3.9	20.8	5.0
Net loss for the period	$(11.7)	$(822.2)	$(13.7)	$(720.5)

Basic loss per share	$(0.05)	$(3.58)	$(0.06)	$(3.14)

Diluted loss per share	$(0.05)	$(3.58)	$(0.06)	$(3.14)

Shares used in computing per share amounts:
Basic (in millions)	229.1	229.4	228.9	229.3
Diluted (in millions)	229.1	229.4	228.9	229.3

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2007 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

	Three months ended December 31		Year ended December 31
	2007	2008	2007	2008
	(unaudited)	(unaudited)		(unaudited)

Net loss for the period	$(11.7)	$(822.2)	$(13.7)	$(720.5)
Other comprehensive income (loss), net of tax:
Foreign currency translation gain	3.6	8.7	8.7	11.5
Net gain (loss) on derivatives designated as cash flow hedges	9.2	(44.1)	37.5	(53.1)
Reclass net loss (gain) on derivatives designated as cash flow hedges to operations	(9.5)	16.6	(16.3)	(4.9)
Comprehensive income (loss)	$(8.4)	$(841.0)	$16.2	$(767.0)

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2007 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	Three months ended December 31		Year ended December 31
	2007	2008	2007	2008
	(unaudited)	(unaudited)		(unaudited)
Cash provided by (used in):
Operations:
Net loss for the period	$(11.7)	$(822.2)	$(13.7)	$(720.5)
Items not affecting cash:
Depreciation and amortization	33.7	27.7	130.8	109.2
Deferred income taxes	(9.1)	(9.4)	6.4	(13.4)
Non-cash charge for option issuances	2.7	1.6	7.0	6.6
Restructuring charges	6.1	0.6	5.1	1.1
Other charges (note 5)	15.1	850.3	14.0	850.3
Other	(3.2)	(2.9)	18.0	16.6
Changes in non-cash working capital items:
Accounts receivable	22.4	(33.9)	32.0	(132.8)
Inventories	135.0	55.9	406.0	4.5
Prepaid and other assets	2.2	(2.5)	(6.8)	22.5
Income taxes recoverable	18.1	20.3	11.4	5.7
Accounts payable and accrued liabilities	(32.2)	(73.9)	(237.6)	58.9
Income taxes payable	—	(6.8)	(21.2)	(0.5)
Non-cash working capital changes	145.5	(40.9)	183.8	(41.7)
Cash provided by operations	179.1	4.8	351.4	208.2

Investing:
Purchase of property, plant and equipment	(15.0)	(25.6)	(63.7)	(88.8)
Proceeds from sale of assets	3.0	3.5	27.0	7.7
Other	(0.1)	0.4	(0.2)	0.3
Cash used in investing activities	(12.1)	(21.7)	(36.9)	(80.8)

Financing:
Repurchase of Notes (note 3(d))	—	(30.4)	—	(30.4)
Financing costs	(0.5)	(0.5)	(1.4)	(0.5)
Repayment of long-term debt	(0.1)	(0.2)	(0.6)	(0.4)
Issuance of share capital	—	—	3.5	2.1
Other	(2.8)	(9.2)	(3.0)	(13.9)
Cash used in financing activities	(3.4)	(40.3)	(1.5)	(43.1)

Increase (decrease) in cash	163.6	(57.2)	313.0	84.3
Cash, beginning of period	953.1	1,258.2	803.7	1,116.7
Cash, end of period	$1,116.7	$1,201.0	$1,116.7	$1,201.0

Supplemental cash flow information (note 9)

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2007 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.    Basis of presentation:

We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 20 to the 2007 annual consolidated financial statements.

2.    Significant accounting policies:

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the 2007 annual consolidated financial statements.  These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2008 and the results of operations and cash flows for the three months and years ended December 31, 2007 and 2008.

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  We applied significant estimates and assumptions to our valuations against accounts receivable, inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the fair values used in testing goodwill and long-lived assets, and to valuing our financial instruments and pension costs.  Actual results could differ materially from those estimates and assumptions, especially in light of the current economic environment and uncertainties.

These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2007 annual consolidated financial statements, except for the following:

Changes in accounting policies:

(i)   Inventories:

Effective January 1, 2008, we adopted CICA Handbook Section 3031, “Inventories,” which requires inventory to be measured at the lower of cost and net realizable value.  This standard provides additional guidance on the types of costs that can be capitalized and requires the reversal and disclosure of previous inventory write-downs if economic circumstances have changed to support higher inventory values.  The adoption of this standard did not have a material impact on our consolidated financial statements.

During the fourth quarter of 2008, we recorded a net inventory provision through cost of sales of $8.1 (year ended December 31, 2008 – $19.6) to write-down the value of our inventory to net realizable value.

(ii)  Financial instruments:

(ii)(a)       Effective January 1, 2008, we adopted CICA Handbook Section 3862, “Financial instruments – disclosures,” and Section 3863, “Financial instruments – presentation.”  These standards provide additional guidance on disclosing risks related to recognized and unrecognized financial instruments and how those risks are managed. The adoption of these standards did not have a material impact on our consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Section 3862 requires us to disclose the classifications of our financial instruments into the following specific categories:

• financial assets held-for-trading
• held-to-maturity investments
• financial liabilities held-for-trading
• loans and receivables
• available-for-sale financial assets
• financial liabilities measured at amortized cost

The classification of our financial instruments is as follows:

Our cash and cash equivalents are comprised of cash and short-term investments.  See note 9.  The majority of our short-term investments are held-to-maturity, except for investments in highly-liquid mutual funds which are held-for-trading.  We classify accounts receivable under loans and receivables.  Our derivative assets are included in prepaid and other assets and other long-term assets. Our derivative liabilities are included in accrued liabilities.  The majority of our derivative assets and liabilities arise from foreign currency forward contracts and interest rate swap agreements.  Our foreign currency forward contracts are recorded at fair value and the majority of our foreign currency forward contracts are designated as cash flow hedges.  Our interest rate swap agreements related to our Senior Subordinated Notes due 2011 (2011 Notes) are recorded at fair value and are designated as fair value hedges.  See note 10.  Accounts payable and the majority of our accrued liabilities, excluding derivative liabilities, are classified as financial liabilities which are recorded at amortized cost.  Our Senior Subordinated Notes (Notes), which are recorded in long-term debt, are classified as financial liabilities.  See note 3.  The carrying values of our Notes are comprised of elements recorded at fair value and amortized cost.  See note 15 to the 2007 annual consolidated financial statements.  We do not currently have any financial assets designated as available-for-sale.

We are exposed to a variety of financial risks that we face in the normal course of business. Our financial risk management objectives are described in note 15 to the 2007 annual consolidated financial statements.  The disclosures required by Section 3862 are included in note 13.

(ii)(b)      Effective January 1, 2007, we adopted CICA Handbook Section 1530, “Comprehensive income,” Section 3855, “Financial instruments – recognition and measurement,” Section 3861, “Financial instruments – disclosure and presentation,” and Section 3865, “Hedges.” These disclosures are included in notes 2(s), 7, 10 and 15 to the 2007 annual consolidated financial statements.  On January 1, 2007, we made certain transitional adjustments to our consolidated balance sheet which included an adjustment to opening deficit of $6.4.

As required by these standards, we have marked-to-market the bifurcated embedded prepayment options in our debt instruments and have applied the fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes).  The changes in the fair values each period are recorded in interest expense on long-term debt.  The mark-to-market adjustment fluctuates each period as it is dependent on market conditions, including future interest rates, implied volatility and credit spreads.  The impact of these adjustments on our results of operations is as follows:

	Three months ended December 31		Year ended December 31
	2007	2008	2007	2008

Increase (decrease) in interest expense on long-term debt	$0.1	$0.8	$(0.6)	$1.0

(iii) Capital disclosures:

Effective January 1, 2008, we adopted CICA Handbook Section 1535, “Capital disclosures,” which provides guidance for disclosing information about an entity’s capital and how it manages its capital.  This standard requires the disclosure of the entity’s capital management objectives, policies and processes.  See note 14.  The adoption of this standard did not have a material impact on our consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Recently issued accounting pronouncements:

(a)  International financial reporting standards (IFRS):

In February 2008, the Canadian Accounting Standards Board announced the adoption of International Financial Reporting Standards for publicly accountable enterprises. IFRS will replace Canadian GAAP effective January 1, 2011.  IFRS is effective for our first quarter of 2011 and will require that we restate our 2010 comparative numbers.  We have started an IFRS conversion project to evaluate the impact of implementing the new standards. We cannot at this time reasonably estimate the impact of adopting IFRS on our consolidated financial statements.

(b)  Goodwill and intangible assets:

On January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and intangible assets.”  This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets.  This standard, which is effective for our first quarter of 2009, requires us to retroactively reclassify our computer software assets on our consolidated balance sheet from property, plant and equipment to intangible assets.  In addition, the amortization of computer software will be reclassified from depreciation expense, included in selling, general and administrative expenses to amortization of intangible assets.

(c)  Business combinations:

In January 2009, the CICA issued Handbook Section 1582, “Business combinations,” which replaces the existing standards.  This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.  This standard is equivalent to the International Financial Reporting Standards on business combinations.  This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011.  Earlier adoption is permitted.  We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

(d)  Non-controlling interests:

In January 2009, the CICA issued Handbook Section 1602, “Non-controlling interests,” which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.  This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements.  This standard is effective for 2011.  Earlier adoption is permitted.  We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

 (e)  Consolidated financial statements:

In January 2009, the CICA issued Handbook Section 1601, “Consolidated financial statements,” which replaces the existing standards.  This section establishes the standards for preparing consolidated financial statements and is effective for 2011.  Earlier adoption is permitted.  We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

3.     Long-term debt:

	December 31	December 31
	2007	2008

Secured, revolving credit facility due 2009 (a)	$—	$—
Senior Subordinated Notes due 2011 (2011 Notes) (b)(c)(d)	500.0	489.4
Senior Subordinated Notes due 2013 (2013 Notes) (b)(d)	250.0	223.1
Embedded prepayment option at fair value (e)	(6.5)	(19.2)
Basis adjustments on debt obligation (e)	6.5	4.9
Unamortized debt issue costs	(9.6)	(7.0)
Fair value adjustment of 2011 Notes attributable to interest rate risks (e)	17.9	40.9
	758.3	732.1
Capital lease obligations	0.2	1.0
	758.5	733.1
Less current portion	0.2	1.0
	$758.3	$732.1

(a)          We have a revolving credit facility for $300.0 which matures in April 2009 and have initiated preliminary discussions to extend the term of this facility.  There were no borrowings outstanding under this facility at December 31, 2008.  Commitment fees for 2008 were $1.9. The facility has restrictive covenants relating to debt incurrence and the sale of assets and also contains financial covenants that require us to maintain certain financial ratios.  We were in compliance with all covenants at December 31, 2008.  Based on the required financial ratios at December 31, 2008, we have full access to the $300.0 available under this facility.

                        We also have uncommitted bank overdraft facilities available for operating requirements which total $68.0 at December 31, 2008.  There were no borrowings outstanding under these facilities at December 31, 2008.

(b)         In June 2004, we issued the 2011 Notes with an aggregate principal amount of $500.0 and a fixed interest rate of 7.875%.  We are entitled to redeem the 2011 Notes at various premiums above face value.

                        In June 2005, we issued the 2013 Notes with an aggregate principal amount of $250.0 and a fixed interest rate of 7.625%.  We will be entitled to redeem the 2013 Notes on or after July 1, 2009 at various premiums above face value.

                        The 2011 and 2013 Notes (Notes) are unsecured and are subordinated in right of payment to all our senior debt.  The Notes have restrictive covenants that limit our ability to pay dividends, repurchase our own stock or repay debt that is subordinated to these Notes.  These covenants also place limitations on the sale of assets and our ability to incur additional debt.   We were in compliance with all covenants at December 31, 2008.

(c)          In connection with the 2011 Notes, we entered into agreements to swap the fixed interest rate with a variable interest rate based on LIBOR plus a margin.  The average interest rate on the 2011 Notes was 6.9% and 6.5%, respectively, for the fourth quarter of 2008 and year ended December 31, 2008 (8.2% and 8.3%, respectively, for the fourth quarter of 2007 and year ended December 31, 2007).  The fair value of the interest rate swap agreements is disclosed in note 10(ii).

(d)         During the fourth quarter of 2008, we paid $30.4, excluding accrued interest, to repurchase 2011 Notes with principal amounts at maturity of $10.6 and to repurchase 2013 Notes with principal amounts at maturity of $26.9.  We recognized a gain of $7.6 on the repurchase of the Notes which we recorded in other charges.  See note 5.  The gain on the repurchase was measured based on the carrying values of the repurchased portion of the Notes on the dates of repurchase.

 (e)       The prepayment options in the Notes qualify as embedded derivatives which must be bifurcated for reporting under the financial instruments standards.  As of December 31, 2008, the fair value of the embedded derivative asset is $19.2 and is recorded against long-term debt.  The increase in the fair value of the embedded derivative asset of $13.1 for 2008 is recorded as a reduction of interest expense on long-term debt.  As a result of

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

bifurcating the prepayment option from these Notes, a basis adjustment is added to the cost of the long-term debt.  This basis adjustment is amortized over the term of the debt using the effective interest rate method.  The amortization of the basis adjustment of $1.1 for 2008 is recorded as a reduction of interest expense on long-term debt.  The change in the fair value of the debt obligation attributable to movement in the benchmark interest rates resulted in a loss of $23.8 for 2008, which increased interest expense on long-term debt.  Also see note 2(ii)(b) which summarizes the impact of our mark-to-market adjustments and our fair value hedge accounting.

4.              Foreign exchange:

The majority of our subsidiaries are foreign integrated operations and have a U.S. dollar functional currency.  For such subsidiaries, we translate monetary assets and liabilities denominated in foreign currencies into U.S. dollars at the exchange rate in effect on the balance sheet date.  We translate non-monetary assets and liabilities denominated in foreign currencies at historic rates, and we translate revenue and expenses at the average exchange rates prevailing during the month of the transaction.   Exchange gains or losses also arise on the settlement of foreign currency denominated transactions.   We record these exchange gains or losses in our statement of operations.

We have recorded the following foreign exchange gains or losses in selling, general and administrative expenses:

	Three months ended December 31		Year ended December 31
	2007	2008	2007	2008

Foreign exchange loss (gain)	$(4.0)	$12.6	$(2.9)	$16.4

5.     Other charges:

	Three months ended December 31		Year ended December 31
	2007	2008	2007	2008

Restructuring (a)	$24.1	$11.6	$37.3	$35.3
Goodwill impairment (b)	—	850.5	—	850.5
Long-lived asset impairment (c)	15.1	8.8	15.1	8.8
Gain on repurchase of Notes (see 3(d))	—	(7.6)	—	(7.6)
Other	—	(1.4)	(4.8)	(1.8)
	$39.2	$861.9	$47.6	$885.2

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(a)       Restructuring:

Between 2001 and 2004, we announced global restructuring plans as a result of end market weakness and the shifting of manufacturing capacity from higher-cost regions in North America and Europe to lower-cost regions in Asia.  During 2005 and 2006, we announced further plans to improve capacity utilization and accelerate margin improvements, primarily in our North America and Europe regions as end-market demand and profitability had not recovered to sustainable levels.  In January 2008, we estimated an additional restructuring charge of between $50 to $75 which would be recorded throughout 2008 and 2009.  As we finalized our 2009 plan in the fourth quarter of 2008, we estimated that our restructuring costs would reach the high end of our previously announced range.  We will continue to evaluate our operations and may propose additional restructuring actions as a result of the uncertain environment. During 2008, we recorded $35.3 in restructuring charges.  We expect to complete the remainder of our restructuring actions by the end of 2009.  As we complete these restructuring actions, our overall utilization and operating efficiency should improve.  As we finalize the detailed plans of these restructuring actions, we will recognize the related charges.

Our restructuring actions included consolidating facilities and reducing our workforce. The majority of the employees terminated were manufacturing and plant employees.  Approximately 32,900 employees have been terminated since 2001.  Approximately 70% of these employee terminations have been in the Americas, 25% in Europe and 5% in Asia.  For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries.  Adjustments are made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.  We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015.  Our restructuring liability is recorded in accrued liabilities.

Details of the 2008 activity are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	2008 non-cash charge	2008 charge

December 31, 2007	$9.0	$36.5	$0.6	$46.1	$—	$—
Cash payments	(7.1)	(2.8)	(0.8)	(10.7)	—	—
Provisions	2.4	0.3	0.4	3.1	0.2	3.3
March 31, 2008	4.3	34.0	0.2	38.5	0.2	3.3
Cash payments	(2.8)	(2.8)	(0.3)	(5.9)	—	—
Provisions	3.2	(0.1)	0.4	3.5	0.1	3.6
June 30, 2008	4.7	31.1	0.3	36.1	0.3	6.9
Cash payments	(9.3)	(2.9)	(0.1)	(12.3)	—	—
Provisions	15.7	0.8	0.1	16.6	0.2	16.8
September 30, 2008	11.1	29.0	0.3	40.4	0.5	23.7
Cash payments	(3.0)	(2.7)	(0.1)	(5.8)	—	—
Provisions	10.6	0.4	—	11.0	0.6	11.6
December 31, 2008	$18.7	$26.7	$0.2	$45.6	$1.1	$35.3

As of December 31, 2008, we have $22.0 in assets that are available-for-sale, primarily land and buildings, as a result of the restructuring actions we have implemented.  We have programs underway to sell these assets.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(b)  Goodwill impairment:

We are required to evaluate goodwill annually or whenever events or changes in circumstances indicate that we may not recover the carrying amount.  Absent any triggering events during the year, we conduct our goodwill assessment in the fourth quarter of the year to correspond with our planning cycle.  We test impairment, using the two-step method, at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value.  To the extent a reporting unit’s carrying amount exceeds its fair value, we may have an impairment of goodwill.  All of our goodwill is allocated to our Asia reporting unit.

During the fourth quarter of 2008, we performed our annual goodwill impairment assessment. Our goodwill balance prior to the impairment charge was $850.5 and was established primarily as a result of an acquisition in 2001.  We completed our step one analysis using a combination of valuation approaches including a market capitalization approach, multiples approach and discounted cash flow. The market capitalization approach uses our publicly traded stock price to determine fair value.  The multiples approach uses comparable market multiples to arrive at a fair value and the discounted cash flow method uses revenue and expense projections and risk-adjusted discount rates. The process of determining fair value is subjective and requires management to exercise a significant amount of judgment in determining future growth rates, discount and tax rates and other factors.  The current economic environment has impacted our ability to forecast future demand and has in turn resulted in our use of higher discount rates, reflecting the risk and uncertainty in current markets. The results of our step one analysis indicated potential impairment in our Asia reporting unit, which was corroborated by a combination of factors including a significant and sustained decline in our market capitalization, which is significantly below our book value, and the deteriorating macro environment, which has resulted in a decline in expected future demand. We therefore performed the second step of the goodwill impairment assessment to quantify the amount of impairment.  This involved calculating the implied fair value of goodwill, determined in a manner similar to a purchase price allocation, and comparing the residual amount to the carrying amount of goodwill. Based on our analysis incorporating the declining market capitalization in 2008, as well as the significant end market deterioration and economic uncertainties impacting expected future demand, we concluded that the entire goodwill balance of $850.5 was impaired.  The goodwill impairment charge is non-cash in nature and does not affect our liquidity, cash flows from operating activities, or our compliance with debt covenants.  The goodwill impairment charge is not deductible for income tax purposes and, therefore, we have not recorded a corresponding tax benefit in 2008.

During the fourth quarter of 2007, we performed our annual goodwill assessment and determined there was no impairment for 2007 as the reporting unit’s fair value exceeded carrying value.

 (c)  Long-lived asset impairment:

We conduct our annual impairment assessment of long-lived assets in the fourth quarter of each year.  We recorded a non-cash charge of $8.8 in 2008 against property, plant and equipment in the Americas and Europe and a non-cash charge of $15.1 in 2007 primarily against property, plant and equipment in Europe.

6.     Pension and non-pension post-employment benefit plans:

We have recorded the following pension expense:

	Three months ended December 31		Year ended December 31
	2007	2008	2007	2008

Pension plans	$6.4	$3.9	$21.5	$18.0
Other benefit plans	1.5	1.1	6.6	6.5
Total expense	$7.9	$5.0	$28.1	$24.5

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

7.     Stock-based compensation and other stock-based payments:

We have granted stock options as part of our long-term incentive plans.  The estimated fair value of options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended December 31		Year ended December 31
	2007	2008	2007	2008

Risk-free rate	3.6% – 3.9%	1.0% – 2.5%	3.6% – 4.8%	1.0% – 3.3%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market price of our shares	36% – 46%	40% – 41%	35% – 52%	38% – 59%
Expected option life (in years)	4.0 – 5.5	4.0 – 5.5	4.0 – 5.5	4.0 – 5.5
Weighted average fair value of options granted	$2.56	$2.06	$2.57	$3.12

Compensation expense relating to the fair value of options granted for the three months and year ended December 31, 2008 was $1.6 and $6.6, respectively (three months and year ended December 31, 2007 was $2.7 and $7.0, respectively).

Our stock-based compensation plans are described in note 9 to the 2007 annual consolidated financial statements.

8.     Segment information:

The accounting standards establish the criteria for the disclosure of certain information in the interim and annual financial statements regarding operating segments, products and services and major customers.  Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Our operating segment is comprised of our electronics manufacturing services business. Our chief operating decision maker is our Chief Executive Officer.

(i)             The following table indicates revenue by end market as a percentage of total revenue.  Our revenue fluctuates from period to period depending on numerous factors, including but not limited to: seasonality of business; the level of business from new, existing and disengaging customers; the level of program wins or losses; the phasing in or out of programs; and changes in customer demand.

	Three months ended December 31		Year ended December 31
	2007	2008	2007	2008

Consumer	26%	30%	22%	26%
Enterprise communications	24%	22%	28%	25%
Servers	20%	13%	19%	16%
Telecommunications	13%	17%	14%	15%
Storage	11%	9%	10%	10%
Industrial, aerospace and defense	6%	9%	7%	8%

(ii)          For the fourth quarter of 2008, one customer, Research In Motion (RIM), represented more than 10% of total revenue (fourth quarter of 2007 – one customer, IBM).  For the year ended December 31, 2008, no customer represented more than 10% of total revenue (2007 – two customers, Cisco Systems and Sun Microsystems).

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

9.   Supplemental cash flow information:

	Three months ended December 31		Year ended December 31
	2007	2008	2007	2008

Paid during the period:

Interest (a)	$2.3	$1.3	$76.6	$65.4
Taxes (b)	$4.5	$2.9	$23.2	$17.0

(a)         This includes interest paid on the Notes.  Interest on these Notes is payable in January and July of each year until maturity.  See notes 3 (b) and (c).  The interest paid on the 2011 Notes reflect the amounts received or paid relating to the interest rate swap agreements.

(b)        Cash taxes paid is net of any income taxes recovered.

	December 31	December 31
	2007	2008

Cash is comprised of the following:

Cash (i)	$328.7	$406.2
Short-term investments (i)	788.0	794.8
	$1,116.7	$1,201.0

(i)             Our current portfolio consists of certificates of deposit and certain money market funds that are secured exclusively by U.S. government securities.  The majority of our cash and short-term investments are held with financial institutions each of which has at December 31, 2008 a Standard and Poor’s rating of A-2 or above.

10.  Derivative financial instruments:

(i)              We enter into foreign currency contracts to hedge foreign currency risks primarily relating to cash flows.  At December 31, 2008, we had forward exchange contracts covering various currencies in an aggregate notional amount of $587.1.   All derivative financial instruments are recorded at fair value on our consolidated balance sheet.  The fair value of our foreign currency contracts at December 31, 2008 was a net unrealized loss of $38.9 (December 31, 2007 – net unrealized gain of $20.0).  This is comprised of $4.1 of derivative assets recorded in prepaid and other assets and $43.0 of derivative liabilities recorded in accrued liabilities.  The decrease in the fair value of these forward exchange contracts for 2008 is due primarily to unrealized losses from the fluctuations in foreign exchange rates in the second half of 2008 and the settlement of certain foreign currency forwards with significant gains during the first half of 2008.   The unrealized losses are a result of fluctuations in foreign exchange rates between the time the currency forward contracts were entered into and the valuation date at period end.

 (ii)       In connection with the issuance of our 2011 Notes in June 2004, we entered into agreements to swap the fixed rate of interest for a variable interest rate.  The notional amount of the agreements is $500.0.  The agreements mature in July 2011.  See note 3(c).  Payments or receipts under the swap agreements are recorded in interest expense on long-term debt.  The fair value of the interest rate swap agreements at December 31, 2008 was an unrealized gain of $17.3, which is recorded in other long-term assets (December 31, 2007 – unrealized gain of $8.7).  The increase in the fair value of the swap agreements of $8.6 for 2008 is recorded as a reduction of interest expense on long-term debt.  Also see note 2(ii)(b) which summarizes the impact of our mark-to-market adjustments and our fair value hedge accounting.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Fair value hedge ineffectiveness arises when the change in the fair values of our swap agreements, our hedged debt obligation and its embedded derivatives, and the amortization of the related basis adjustments, do not offset each other during a reporting period. The fair value hedge ineffectiveness for our 2011 Notes is recorded in interest expense on long-term debt and amounted to a loss of $0.9 for 2008.  This fair value hedge ineffectiveness is driven primarily by the difference in the credit risk used to value our hedged debt obligation as compared to the credit risk used to value our interest rate swaps.  During the fourth quarter of 2008, we repurchased a portion of our 2011 Notes. See note 3(d).  Since the portion of the 2011 Notes that we repurchased in 2008 is considered insignificant, our fair value hedge relationship remained effective as of December 31, 2008 and we continued to apply fair value hedge accounting to our 2011 Notes.

11.  Shareholders’ equity:

	Capital stock	Warrants	Contributed surplus	Deficit

Balance – December 31, 2006	$3,576.6	$8.4	$179.3	$(1,696.2)
Change in accounting policy (note 2(ii)(b))	—	—	—	(6.4)
Shares issued	8.6	—	—	—
Warrants cancelled	—	(5.3)	5.3	—
Stock-based compensation costs	—	—	5.1	—
Other	—	—	0.6	—
Net loss for 2007	—	—	—	(13.7)
Balance – December 31, 2007	3,585.2	3.1	190.3	(1,716.3)
Shares issued	3.3	—	—	—
Warrants cancelled	—	(3.1)	3.1	—
Stock-based compensation costs	—	—	10.0	—
Other	—	—	1.0	—
Net loss for 2008	—	—	—	(720.5)
Balance – December 31, 2008	$3,588.5	$—	$204.4	$(2,436.8)

	Year ended December 31
	2007	2008

Accumulated other comprehensive income, net of tax:

Opening balance of foreign currency translation account	$—	$35.2
Transitional adjustment – January 1, 2007	26.5	—
Foreign currency translation gain	8.7	11.5
Closing balance	35.2	46.7

Opening balance of unrealized net gain on cash flow hedges	$—	$20.7
Transitional adjustment – January 1, 2007	(0.5)	—
Net gain (loss) on cash flow hedges (1)	37.5	(53.1)
Net gain on cash flow hedges reclassified to operations (2)	(16.3)	(4.9)
Closing balance(3)	20.7	(37.3)

Accumulated other comprehensive income	$55.9	$9.4

(1)          Net of income tax benefit of $0.6 and $0.8, respectively, for the three months and year ended December 31, 2008 ($0.2 income tax expense for 2007).

(2)          Net of income tax expense of $1.0 and $0.2, respectively, for the three months and year ended December 31, 2008 (no income tax for 2007).

(3)          Net of income tax benefit of $0.4 as of December 31, 2008 ($0.2 income tax expense as of December 31, 2007).

We expect that the majority of the losses on cash flow hedges reported in accumulated other comprehensive income at December 31, 2008 will be reclassified to operations during the next 12 months.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

12.  Guarantees and contingencies:

We have contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds which we have provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees.  At December 31, 2008, these contingent liabilities amounted to $55.4 (December 31, 2007 – $74.4).

In addition to the above guarantees, we have also provided routine indemnifications, the terms of which range in duration and often are not explicitly defined.  These may include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property.  The maximum potential liability from these indemnifications cannot be reasonably estimated.  In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation:

In the normal course of our operations, we are subject to litigation and claims from time to time. We may also be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages.  They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants have filed motions to dismiss the amended complaint.  These motions are pending.  A parallel class proceeding has also been issued against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court.  We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims.  We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Income taxes:

We are subject to tax audits by local tax authorities.  Tax authorities could challenge the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment.  If any of these tax authorities are successful in challenging our inter-company transactions, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 and 2002 should have been materially higher as a result of certain inter-company transactions.  The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties.  We believe we have substantial defenses to the asserted position and

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

have adequately accrued for any probable potential adverse tax impact.  However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

13.  Financial instruments - financial risks:

We have exposures to the following financial risks arising from financial instruments: market risk, credit risk and liquidity risk.  Market risk is the risk that results in changes to market prices, such as foreign exchange rates and interest rates, that could affect our operations or the value of our financial instruments.

(a)  Currency risk:  Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various foreign currencies.  Our major currency exposures, as of December 31, 2008, are summarized in U.S. dollar equivalents in the following table.  For purposes of this table, we have excluded items such as pension, post-employment benefits and income taxes, in accordance with the financial instruments standards.  The local currency amounts have been converted to U.S. dollar equivalents using the spot rates as of December 31, 2008.

	Chinese renminbi	Brazilian real	Canadian dollar	Thai baht	Malaysian ringgit

Cash and cash equivalents	$23.7	$1.8	$40.0	$0.7	$5.7
Accounts receivable	42.8	13.6	0.1	—	0.1
Other financial assets	2.6	7.0	—	1.4	0.4
Accounts payable and accrued liabilities	(23.1)	(1.7)	(55.7)	(16.9)	(18.5)
Other financial liabilities	(5.7)	(2.6)	—	—	—
Net financial assets (liabilities)	$40.3	$18.1	$(15.6)	$(14.8)	$(12.3)

At December 31, 2008, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies has the following impact:

	Chinese renminbi	Brazilian real	Canadian dollar	Thai baht	Malaysian ringgit
	Increase (decrease)
1% Strengthening
Net earnings	$0.4	$0.1	$(0.2)	$(0.1)	$(0.1)
Other comprehensive income	—	—	2.0	0.7	0.6
1% Weakening
Net earnings	(0.4)	(0.1)	0.2	0.1	0.1
Other comprehensive income	—	—	(1.9)	(0.7)	(0.6)

See note 15(a) to the 2007 annual consolidated financial statements.

(b)  Interest rate risk:  We have entered into interest rate swaps to hedge the fair value of our 2011 Notes by swapping the fixed rate of interest for a variable interest rate.  We are exposed to interest rate risks due to fluctuations in the LIBOR rate.  A one-percentage point increase in the LIBOR rate would increase interest expense by approximately $5.0 annually.  See note 15(b) to the 2007 annual consolidated financial statements.

(c)   Credit risk:  Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us.  To mitigate the risk of financial loss from defaults, we have entered into foreign currency forward contracts and interest rate swap agreements with financial institutions each of which has at December 31, 2008 a Standard and Poor’s rating of A or above.  See notes 2(e), 15(c) and 18 to the 2007 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

We also provide credit to our customers in the normal course of business.  The carrying amount of financial assets recorded in the financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to this credit risk.  As of December 31, 2008, less than 1% of our gross accounts receivable are over 90 days past due.  Accounts receivable are net of an allowance for doubtful accounts of $13.7 at December 31, 2008 (December 31, 2007 – $21.5).

(d)  Liquidity risk:  Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due.  The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days.  The repayment schedule of our long-term debt obligations is included in note 7 to the 2007 annual consolidated financial statements.  Management believes that cash flow from operations, together with cash on hand and borrowings available under our credit facility will be sufficient to support our financial obligations.  See note 15(d) to the 2007 annual consolidated financial statements.

14.  Capital management:

Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business.  Our capital resources consist of cash, short-term investments, access to credit facilities, senior subordinated notes and share capital.

We manage our capitalization levels and make adjustments, as available, for changes in economic conditions.  We have full access to a $300.0 credit facility and we can sell up to $250.0, on a committed basis, under an accounts receivable sales program to provide short-term liquidity.  Our credit facility has restrictive covenants relating to debt incurrence and the sale of assets.  The facility also contains financial covenants that may limit the amount of debt that can be incurred under the facility.  We closely monitor our business performance to evaluate compliance with our covenants.  Our Notes also have restrictions on financing activities.  We continue to monitor and review the most cost-effective methods for raising capital, taking into account these restrictions and covenants.

There were no significant changes to our capital structure during the period.  We have not distributed, nor do we have any current plans to distribute, any dividends to our shareholders.

Our strategy on capital risk management has not changed from the prior year.  Other than the restrictive covenants associated with our debt obligations noted above, we are not subject to any contractual or regulatorily imposed capital requirements.  While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.

15.  Comparative information:

We have reclassified certain prior period information to conform to the current periods’ presentation.